AMENDED TERM SHEET

CONTACT GOLD CORP.

UP TO $15,000,000 BEST EFFORTS UNIT OFFERING

August 10, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ISSUER:	Contact Gold Corp. (the "Company").
GROSS PROCEEDS:	Up to $15,000,000.
OFFERING:	Treasury offering of units of the Company (the "Units").
ISSUE PRICE:	$0.20 per Unit (the "Issue Price").
UNITS:

Each Unit shall consist of one common share of the Company (a "Unit Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant).  Each Warrant will entitle the holder thereof to acquire one common share (a "Warrant Share") at an exercise price of $0.27 for a period of 24 months following the closing of the offering (the "Offering").

OVER-ALLOTMENT OPTION:

The Company has granted the Underwriter an option, exercisable for a period of 30 days from and including the closing of the Offering, to purchase additional Units, additional Unit Shares and/or additional Warrants, in an aggregate amount not to exceed 15% of the Units, Unit Shares and Warrants sold pursuant to the Offering, on the same terms and at the same price as the Units, Unit Shares and Warrants sold under the Offering, to cover over-allotments, if any, and for market stabilization purposes.

TRANSACTION TYPE:

Best-efforts offering which shall be (i) a public offering in each of the provinces and territories of Canada, excluding Quebec, pursuant to a base shelf prospectus and prospectus supplement, (ii) a public offering in the United States pursuant to an offering statement on Form 1-A under Tier 2 of Regulation A under the U.S. Securities Act of 1933, as amended ("1933 Act"), and (iii) a private placement internationally as permitted.

LEAD UNDERWRITER & BOOKRUNNER:	Cormark Securities Inc.
USE OF PROCEEDS:

The net proceeds raised under the Offering, will be used for exploration expenditures at the Green Springs Project, the Pony Creek Project, other properties of Contact Gold, for the partial repayment of the Company's outstanding preferred shares and for general working capital purposes.

LISTING:	In connection with the Offering, the Company will apply for all necessary approvals of the TSXV for the listing of the Unit Shares, Warrant Shares and Broker Shares (as defined below).
ELIGIBILITY:	The Units are eligible under the usual Canadian statutes for RRSPs, RRIFs, RESPs, TFSAs, DPSPs and RDSPs.
COMMISSION:

Cash fee of 6.0% on all orders, other than in respect of any purchasers pursuant to a mutually agreed "president's list" including certain current shareholders of the Company (the "President's List'), on which the cash fee on all President's List orders will be 3.0%.  In addition, the Company shall issue to Cormark such number of compensation warrants (the "Broker Warrants") as is equal to 6.0% of the number of Units sold pursuant to the Offering, except that Broker Warrants in respect of President's List orders shall be equal to 3.0% of the number of Units sold to purchasers on the President's List. Each Broker Warrant will be exercisable for one common share (a "Broker Share") at an exercise price of $0.27 for a period of 24 months following the closing of the offering.

CLOSING DATE:	To be determined.

An investment in the Units is highly speculative due to various factors, including the nature of the Company's business and should only be made by persons who can afford the total loss of their investment.  A prospective purchaser should therefore review the Offering Circular (as defined below), as may be amended, and the amended and restated prospectus supplement dated August 10, 2020 together with the final base shelf prospectus dated October 24, 2018 (together, the "Prospectus") and the documents incorporated by reference in their entirety and carefully consider the risk factors described under the heading "Risk Factors" in the Prospectus prior to purchasing the Units.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under the Prospectus.  This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Neither the SEC nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An offering statement on Form 1-A (the "Offering Statement"), which includes an offering circular (the "Offering Circular"), pursuant to Regulation A under the 1933 Act, has been filed with the United States Securities and Exchange Commission (the "SEC"). Copies of the Offering Statement and the Offering Circular contained therein are available at www.sec.gov, under the Company's issuer profile on SEDAR at www.sedar.com, or may be obtained from Cormark Securities at Cormark Securities Inc., 416-943-6405, Royal Bank Plaza, North Tower, Suite 1800, 200 Bay Street, P.O. Box 63, Toronto, ON M5J 2J2. The Form 1-A has not been qualified by the SEC or any state securities commission. For the purposes of Regulation A of the 1933 Act, (a) no money or other consideration is being solicited and if sent in response, will not be accepted; (b) no offer to buy the securities can be accepted and no part of the purchase price can be received until the Offering Statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and (c) any person's indication of interest involves no obligation or commitment of any kind. All sales, if any, are anticipated to be subject to limitations set forth in Rule 251(d)(2)(i)(C) of Regulation A, as described in the Offering Circular.